UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Titan Trading Analytics Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
887902104
(CUSIP Number)
Philip Carrozza Suite 1004 – 1005 Harvey Building 224 Datura Street West West Palm Beach, Florida 33480 USA
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 17, 2006 through to August 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Philip Carrozza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

2,543,529

	8	SHARED VOTING POWER

1,592,856

	9	SOLE DISPOSITIVE POWER

2,543,529

	10	SHARED DISPOSITIVE POWER 1,592,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,136,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

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13D

Item 1.  Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2.  Identity and Background.

(a)           Philip Carrozza
(b)	Suite 1004 – 1005 Harvey Building, 224 Datura Street West, West Palm Beach, Florida, 33480 USA
(c)	Director of US Trading Operations; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada..
(d)	Mr. Philip Carrozza has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Philip Carrozza has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	American

Item 3.  Source and Amount of Funds or Other Consideration.

On January 8, 2007, Mr. Philip Carrozza acquired 323,529 common shares through a private transaction at a price of US$0.17 per share.  The aggregate amount paid by Mr. Philip Carrozza from his personal funds was US$54,999.93.

In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Mrs. Loraine Kuppe, the wife of Mr. Philip Carrozza, acquired and registered in the name Loraine Kuppe, 28,571 Common Shares and 14,285 Warrants.  The aggregate amount paid by Mrs. Kuppe from her personal funds for the Units was Cdn.$11,428.40.  In order to purchase the Common shares underlying the Warrants, Mrs. Kuppe must pay the exercise price for such securities.

On August 29, 2008, Mr. Philip Carrozza exercised 200,000 options at an exercise price of Cdn.$0.10 per share and acquired 200,000 common shares. The aggregate amount paid by Mr. Philip Carrozza from his personal funds was Cdn.$20,000.

On August 29, 2008, Mr. Philip Carrozza disposed of 200,000 common shares through a private transaction at a price of Cdn.$0.25 per share.

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13D

Item 4.  Purpose of Transaction.

On January 8, 2007, Mr. Philip Carrozza acquired 323,529 common shares through a private transaction.  Mr. Carrozza purchased these securities for investment purposes.

In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, Mrs. Loraine Kuppe, the wife of Mr. Philip Carrozza, acquired and registered in the name Loraine Kuppe, 28,571 Common Shares and 14,285 Warrants.  Mrs. Kuppe purchased these securities for investment purposes.

On August 29, 2008, Mr. Philip Carrozza exercised 200,000 options at an exercise price of Cdn.$0.10 per share and acquired 200,000 common shares.  Mr. Carrozza exercised these securities for investment purposes.

In private transactions Mr. Carrozza disposed a total of 200,000 common shares.

Item 5. Interest in Securities of the Issuer.

(a)
Mr. Philip Carrozza is the beneficial owner of 4,136,385 common shares, or 8.1% of the Issuer’s outstanding common shares as of August 29, 2008, which includes (A) 300,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008;  (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010; (C) 200,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 25% vested immediately, 25% vested on July 8, 2007, 25% vested on January 8, 2008 and 25% vested on July 8, 2008, all are exercisable at an exercise price of Cdn.$0.30 per share until January 8, 2012; (D) 100,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 25% vested immediately, 25% vested on July 28, 2008, 25% vest on January 28, 2009 and 25% vest on July 28, 2009, all are exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013; (E) 500,000 common shares underlying performance warrants that are exercisable commencing June 1, 2008 at an exercise price of Cdn$0.50 per share until November 30, 2008; (F) 500,000 common shares underlying performance warrants that are exercisable commencing June 1, 2008 at an exercise price of Cdn$1.00 per share until November 30, 2008; (G) 1,578,571 common shares held by Loraine Kuppe, the wife of Mr. Carrozza, that are deemed to be beneficially owned by Mr. Carrozza; and (H) 14,285 common shares of the Issuer underlying warrants held by Loraine Kuppe, the wife of Mr. Carrozza, that are deemed to be beneficially owned by Mr. Carrozza that are exercisable any time at an exercise price of Cdn.$0.60 per share until December 7, 2009.

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13D

(b)	Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote of 2,543,529 common shares,which includes 720,000 common shares issuable pursuant to stock optionsunder the Issuer’s stock option plan and 1,000,000 common sharesissuable upon the exercise of performance warrants.

(ii)
Shared power to vote or to direct the vote of 1,592,856 common shares which includes 14,285 common shares issuable upon the exercise of warrants and represents the common shares and warrants held by Ms. Loraine Kuppe.

(iii)
Sole power to dispose or to direct the disposition of 2,543,529 commonshares, which includes 720,000 common shares issuable pursuant to stockoptions under the Issuer’s stock option plan and 1,000,000 common sharesissuable upon the exercise of performance warrants.

(iv)
Shared power to dispose or to direct the disposition of 1,592,856 common shares which includes 14,285 common shares issuable upon the exercise of warrants and represents the common shares and warrants held by Ms. Loraine Kuppe.

(c)	Except as described in Item 3 above, Mr. Philip Carrozza did not effect any transactions in the Issuer’s common shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Philip Carrozza may acquire 300,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008.  Mr. Carrozza may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010.  Mr. Carrozza may acquire 200,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 25% vested immediately, 25% vested on July 8, 2007, 25% vested on January 8, 2008 and 25% vested on July 8, 2008, all are exercisable at an exercise price of Cdn.$0.30 per share until January 8, 2012.  Mr. Carrozza may acquire 100,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 25% vested immediately, 25% vested on July 28, 2008, 25% vest on January 28,

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13D

2009 and 25% vest on July 28, 2009, all are exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013.

Mr. Carrozza may acquire 500,000 common shares of the Issuer underlying performance warrants that are exercisable commencing June 1, 2008 at an exercise price of Cdn$0.50 per share until November 30, 2008.  Mr. Carrozza may acquire 500,000 common shares of the Issuer underlying performance warrants that are exercisable commencing June 1, 2008 at an exercise price of Cdn$1.00 per share until November 30, 2008.  Mrs. Kuppe, the wife of Mr. Carrozza, may acquire 14,285 common shares of the Issuer underlying warrants that are deemed to be beneficially owned by Mr. Carrozza that are exercisable any time at an exercise price of Cdn.$0.60 per share until December 7, 2009.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:                      August 29, 2008

/s/ Philip Carrozza Philip Carrozza

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